CERTIFICATE OF MERGER

NSAV Holding, Inc.,

NSAV Services, Inc. and

Net Savings Link, Inc.

Pursuant to Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”), NSAV Holding, Inc., a Delaware corporation, in connection with the merger of NSAV Services, Inc., a Delaware corporation, with and into Net Savings Link, Inc. (this being hereinafter referred to as the “Merger”), hereby certifies as follows:

FIRST: The names and states of incorporation of the constituent corporations to the Merger are:

Name	State of Incorporation
Net Savings Link, Inc.	Delaware
NSAV Services, Inc.	Delaware

SECOND: An Agreement and Plan of Merger, dated as of May 17, 2017, by and among NSAV Holding, Inc., Net Savings Link Inc., and NSAV Services, Inc. (the “Merger Agreement”), setting forth the terms and conditions of the Merger, has been approved, adopted, executed and acknowledged by each of the three participants to such Merger Agreement, in accordance with Section 251(g) of the DGCL.

THIRD: The name of the surviving corporation is Net Savings Link, Inc. (the “Surviving Corporation”), with NSAV Services, Inc. not surviving, with Net Savings Link, Inc. continuing in existence as the subsidiary of NSAV Holding, Inc., the successor issuer.

FOURTH: The Certificate of Incorporation, as may be amended from time to time of the Corporation as in effect immediately prior to the Merger shall be the certificate of incorporation of the Surviving Corporation with the addition of a new Article, which shall be added thereto, reading as follows:

SEVENTH: “Other than the election or removal of directors of the Corporation, any act or transaction by or involving the Corporation that requires for its adoption under the General Corporation Law of the State of Delaware or this Certificate of Incorporation, as may be amended from time to time the approval of the stockholders of the Corporation shall, pursuant to Section 251(g)(7)(i) of the General Corporation Law of the State of Delaware, require, in addition, the approval of the stockholders of the Corporation (or any successor by merger), by the same vote as is required by the General Corporation Law of the State of Delaware and/or this Certificate of Incorporation, as may be amended from time to time.”

FIFTH: The Merger shall become effective at 11:59 PM central time on May 17, 2017.

SIXTH: The executed Merger Agreement is on file at the office of the Surviving Corporation located at 2374 Route 390 North Mountainhome, Cresco, Pennsylvania 18326. A copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost to any stockholder of either corporation.

SEVENTH: Following the Merger and its effectiveness, NSAV Holding, Inc. will become the parent corporation to Net Savings Link, Inc. and its sole shareholder, with NSAV Services, Inc. ceasing to exist.

IN WITNESS WHEREOF, this Certificate of Merger has been executed on this May 17, 2017.

NSAV Holding, Inc., a Delaware corporation

By:	/s/ James Tilton
Name:	James Tilton
CEO and President

Net Savings Link, Inc., a Delaware corporation

By:	/s/ James Tilton
Name:	James Tilton
CEO and President

NSAV Services, Inc., a Delaware corporation

By:	/s/ James Tilton
Name:	James Tilton
CEO and President